UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

HUMAN GENOME SCIENCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	22-3178468
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

14200 Shady Grove Road Rockville, Maryland	20850
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be so registered
Preferred Stock Purchase Rights	The NASDAQ Stock Market, LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities to be registered pursuant to Section 12(g) of the Act: None.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

On May 16, 2012, the Board of Directors of Human Genome Sciences, Inc., a Delaware corporation (the “Company”), adopted a rights plan and declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of the Company’s common stock, par value $0.01 per share (the “Common Stock”). The dividend is payable to our stockholders of record as of May 29, 2012. Each Right entitles the registered holder, subject to the terms of the Rights Agreement, by and between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, dated as of May 16, 2012 (the “Rights Plan”), to purchase from the Company one one-hundredth of a share of the Company’s Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), at an exercise price of $37.50 (the “Exercise Price”), subject to adjustment.

This summary of Rights provides only a general description of the Rights Plan, and thus, should be read together with the entire Rights Plan, which has been filed as an exhibit to this registration statement on Form 8-A, and is incorporated herein by reference. Capitalized terms used but not defined herein will have the meanings set forth in the Rights Plan.

Rights Certificates; Exercise Period.

Initially, the Rights will attach to all shares of outstanding Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock, and the Separation Time will occur, upon the close of business on the earlier of (i) the tenth business day (or such later date as the Board of Directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any Person commences a tender or exchange offer following the date of the Rights Plan which, if consummated, would result in such Person becoming an “Acquiring Person” by acquiring beneficial ownership of 15% or more of the outstanding shares of Common Stock; (ii) immediately prior to the acceptance for payment of the Common Stock tendered pursuant to any tender offer or exchange offer commenced by or on behalf of any Person (other than the Company or its Subsidiaries) prior to, and pending as of, the date of the Rights Plan, if upon consummation thereof, such Person would become an Acquiring Person; and (iii) the tenth business day after the first date of public announcement following the date of the Rights Plan that a Person has become an Acquiring Person (the “Stock Acquisition Date”), other than as a result of repurchases of stock by the Company or certain institutional stockholders who own less than 20% of the outstanding shares of Common Stock. For purposes of the Rights Plan, beneficial ownership is defined to include ownership of derivative securities.

Until the Separation Time, (i) the Rights will be evidenced by Common Stock certificates and will be transferred with and only with such Common Stock certificates; (ii) new Common Stock certificates issued after May 29, 2012 will contain a notation incorporating the Rights Plan by reference; and (iii) the surrender for transfer of any certificates representing outstanding Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. In the case of uncertificated shares of Common Stock, each Right will be evidenced by the balances indicated in the book entry account system of the transfer agent for the Common Stock registered in the names of the holders thereof.

The Rights are not exercisable until the Separation Time and will expire at the close of business on May 29, 2013 unless earlier redeemed, exchanged or terminated by the Company as described below.

Promptly after the Separation Time, Rights Certificates will be mailed to holders of record of Common Stock as of the close of business on the Separation Time and, thereafter, the separate Rights Certificates alone will represent the Rights. With respect to uncertificated shares of Common Stock, each Right will be evidenced by the balances indicated in the book entry account system of the transfer agent for the Common Stock registered in the names of the holders thereof.

Preferred Share Provisions.

Each one one-hundredth of a share of Preferred Stock, if issued:

•	will not be redeemable;

•	will entitle holders to certain dividend and liquidation payments;

•	will generally have the same voting power as one share of Common Stock; and

•	if shares of Common Stock are exchanged via merger, consolidation or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of Common Stock.

The value of one one-hundredth interest in a share of Preferred Stock should approximate the value of one share of Common Stock.

Flip-In Trigger.

A “Flip-in Date” is the business day after any Stock Acquisition Date or such earlier or later date designated by the Board of Directors. In the event that prior to the Expiration Time a Flip-in Date occurs, each holder of a Right will thereafter have the right to receive, upon exercise, shares of Common Stock (or, in certain circumstances, at the discretion of the Company’s Board of Directors, cash, property, other securities of the Company, or other consideration) having a value equal to two times the Exercise Price of the Right. Notwithstanding any of the foregoing, following the occurrence of a Flip-in Date, all Rights that are, or (under certain circumstances specified in the Rights Plan) were, beneficially owned by any Acquiring Person will be null and void. In any event, Rights are not exercisable following the occurrence of a Flip-in Date until such time as the Rights are no longer redeemable by the Company as set forth below.

Flip-Over Trigger.

In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation; (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged for securities, cash, or property of any other Person; or (iii) 50% or more of the Company’s assets or earning power is sold or transferred (each such transaction or event being referred to as a “Flip-over Transaction or Event”), each holder of a Right (except Rights that previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the Exercise Price of the Right.

Exchange Feature.

At any time after a Flip-in Date, the Board of Directors may exchange the Rights (other than Rights owned by such Acquiring Person that have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock, per Right (subject to adjustment), or, in certain circumstances, at the discretion of the Company’s Board of Directors, for cash, property, other securities of the Company or other consideration having a value equal to the product of the market price of a share of Common Stock on the Flip-in Date times the exchange ratio in effect on the Flip-in Date. Notwithstanding the foregoing, the Rights may not be exchanged at any time after (i) an Acquiring Person becomes the beneficial owner of 50% or more of the shares of Common Stock then outstanding or (ii) the occurrence of a Flip-over Transaction or Event.

Equitable Adjustments.

The Exercise Price payable and the number of Rights or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of a stock dividend on, or a subdivision, combination, or reclassification of, the Common Stock.

The Company is not required to issue fractional shares. In lieu thereof, an adjustment in cash may be made based on the fair market value per share prior to the date of exercise.

Redemption Rights.

At any time until ten business days following the Stock Acquisition Date, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”), payable, at the election of the Board of Directors, in cash or shares of Common Stock. Immediately upon the action of the Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Miscellaneous Provisions.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Stock (or other consideration).

Any of the provisions of the Rights Plan may be supplemented or amended at any time prior to the Separation Time without the consent of the holders of the Rights. After the Separation Time, the provisions of the Rights Plan may be supplemented or amended without the consent of the holders of the Rights to make any changes that the Company may deem necessary or desirable (i) which shall not materially adversely affect the interests of the holders of Rights generally (other than the Acquiring Person or any Affiliate or Associate thereof), (ii) in order to cure any ambiguity or to correct or supplement any provision contained in the Rights Plan which may be inconsistent with any other provisions therein or otherwise defective, or (iii) to shorten or lengthen any time period under the Rights Plan. Notwithstanding the foregoing, no amendment may be made at such time as the Rights are not redeemable, except as contemplated by clause (ii), above.

Anti-Takeover Effects.

The Rights may have certain anti-takeover effects. The Rights may cause substantial dilution to any Person that attempts to acquire the Company without the approval of the Board of Directors. As a result, the overall effect of the Rights may be to make more difficult a merger, tender offer or other business combination involving the Company that is not supported by the Board of Directors.

A copy of the Rights Plan is filed as Exhibit 4.1 to this Form 8-A. The foregoing summary description of the Rights Plan is qualified in its entirety by reference to such exhibit.

Item 2.	Exhibits.

Exhibit 4.1	Rights Plan, dated as of May 16, 2012 between Human Genome Sciences, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes the Form of Right Certificate as Exhibit A and the Form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock as Exhibit B (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the registrant with the Securities and Exchange Commission on May 17, 2012).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HUMAN GENOME SCIENCES, INC.

Date: May 17, 2012	By:	/s/ James H. Davis, Ph.D.
James H. Davis, Ph.D. Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 4.1	Rights Plan, dated as of May 16, 2012 between Human Genome Sciences, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes the Form of Right Certificate as Exhibit A and the Form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock as Exhibit B (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the registrant with the Securities and Exchange Commission on May 17, 2012).